                                                               Exhibit 1-A(5)(g)



                    ACCELERATED BENEFIT SETTLEMENT OPTION RIDER

           This rider forms a part of the policy to which it is attached.

THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY (herein referred to as "the Company") will allow all or part of the Maximum Accelerated Benefit of this policy to be applied under one of the Options described below, provided that the conditions stated for that Option have been satisfied. Any such Option is subject to the provisions of this rider and this policy.

Written request for such Option must be made by the Owner and agreed to by any irrevocable Beneficiary. Such request must be made on or after the Rider Effective Date and while:
     (1)  this rider is in force;
     (2)  this policy is in force; and
     (3)  there is no assignment of this policy other than for a policy loan.

DISCLOSURES:
     (1) Receipt of accelerated benefits may be subject to income tax; the Owner should seek assistance from his or her personal tax advisor before electing an Option under this rider.
     (2) Cash values, loan values and the death benefit will be reduced if an accelerated benefit is received.

DEFINITIONS: The "Option Date" is the date on which an Option is elected under this rider.

The "Rider Effective Date" is the date FIRST POLICY YEAR BEGINS, unless otherwise shown on page 3 of this policy.

The "Maximum Accelerated Benefit" is the smaller of (1) or (2), reduced by any indebtedness, where:
     (1)  is the death benefit of this policy; and
     (2) is $250,000 less any death benefit previously settled as benefits under this rider.

The "Selected Percentage" is that percentage of the death benefit chosen by the Owner to determine benefits under this rider. The Selected Percentage multiplied by the death benefit may not exceed the Maximum Accelerated Benefit.

The "Adjusted Accelerated Benefit" is the amount to be used in determining payments under the Options described below. The Adjusted Accelerated Benefit is the Selected Percentage of the death benefit, adjusted to reflect:
     (1)  the Option being applied for;
     (2) the Insured's sex and age and the length of time this policy has been in force;
     (3)  the Company's current assumptions on the Option Date as to:
          (a)  the Insured's life expectancy; and
          (b) interest rates, cost of insurance rates, and administrative charges;
          and
     (4)  a processing charge, not to exceed $200.

The Adjusted Accelerated Benefit will be not less than the Selected Percentage of: the Net Cash Surrender Value, less indebtedness, of this policy.

A "Nursing Facility" is a facility which is licensed as:
     (1)  a Skilled Nursing Facility;
     (2)  an Intermediate Nursing Facility; or
     (3)  a Custodial Care Facility;


Form AFA915                                                      Page 1
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              ACCELERATED BENEFIT SETTLEMENT OPTION RIDER (Continued)

by the jurisdiction in which it is located. However, none of the following is a Nursing Facility:
     (1)  a hospital, except a special nursing unit of such;
     (2) a place that primarily treats chemically dependent persons or alcoholics;
     (3)  a home for the aged or mentally ill;
     (4) a place that primarily provides domiciliary, residency or retirement care; or
     (5)  a place owned or operated by a member of the Insured's Immediate
          Family.

A "Skilled Nursing Facility" is a facility which:
     (1)  is under the supervision of a Physician;
     (2) provides continuous Skilled Nursing Care 24 hours a day by or under the supervision of a Registered Nurse (R.N.); and
     (3)  maintains a daily medical record of each patient.

"Skilled Nursing Care" is care furnished on a Physician's orders which requires the skill of a Registered Nurse (R.N.). Skilled Nursing Care is provided either directly by or under the supervision of such personnel.

An "Intermediate Nursing Facility" is a facility which:
     (1) provides continuous Intermediate Nursing Care 24 hours a day by or under the supervision of a Registered Nurse (R.N.) or a Licensed Practical Nurse (L.P.N.); and
     (2)  maintains a daily medical record of each patient.

"Intermediate Nursing Care" is basic care, including physical, emotional, social and other restorative services under periodic medical supervision. The administration of Intermediate Nursing Care requires the skill of a Registered Nurse (R.N.) or a Licensed Practical Nurse (L.P.N.). Such administration includes observation and recording of reactions and symptoms, and supervision of nursing care.

A "Custodial Care Facility" is a facility which:
     (1) provides Custodial Care at the patient's expense under the supervision of a Registered Nurse (R.N.); and
     (2)  can accommodate three or more persons at those persons' expense.

"Custodial Care" is care which can be given by persons without medical training. Custodial Care is care rendered to the patient for his or her impairments to help meet basic personal needs. Basic personal needs include feeding and personal hygiene.

The Insured's "Immediate Family" consists of all the following persons:
     (1)  the Insured's spouse;
     (2) the Insured's children, parents, grandparents, grandchildren, brothers and sisters; and
     (3)  the spouses of the persons listed in item (2).

A "Physician" is a licensed practitioner who:
     (1)  is acting within the scope of the license;
     (2)  is not a member of the Insured's Immediate Family; and
     (3)  is licensed to prescribe and administer drugs or to perform surgery.


OPTION IN EVENT OF TERMINAL ILLNESS: This Option is available upon receipt of evidence satisfactory to the Company that the Insured has a life expectancy of 12 months or less. Such evidence must include a certification by a Physician.

Under this Option, the Owner may elect to receive one of the following:
     (1)  a single payment of the Adjusted Accelerated Benefit;
     (2)  equal monthly payments for 6 months during the Insured's lifetime; or
     (3) equal monthly payments of a fixed amount during the Insured's lifetime, until the Adjusted Accelerated Benefit (with interest thereon) is exhausted.

The monthly payments, if elected to be payable for 6 months, will be not less than $168.20 for each $1,000 of Adjusted Accelerated Benefit applied under this Option. This amount is based on a guaranteed interest rate of 4.5% per year. The fixed amount, if elected, will be as chosen by the Owner but may not exceed the monthly payment which would be payable for 6 months.

OPTION IN EVENT OF CONFINEMENT TO NURSING FACILITY: This Option is available upon receipt of evidence satisfactory to the Company that the Insured:
     (1) has been continuously confined to a Nursing Facility for at least the 6 months immediately preceding the Option Date, and remains so confined; and
     (2)  is expected to be so confined until death.

Such evidence must include a certification by a Physician.

Under this Option, the Owner may elect to receive one of the following:
     (1)  a single payment of the Adjusted Accelerated Benefit;
     (2) equal monthly payments for a fixed period of years during the Insured's lifetime; or
     (3) equal monthly payments of a fixed amount during the Insured's lifetime, until the Adjusted Accelerated Benefit (with interest thereon) is exhausted.

The fixed period, if elected, will be as chosen by the Owner but may not be less than that shown in the Table on the left below. The monthly payments for such fixed period will be not less than the amounts shown in the Table on the right below. Such amounts are based on a guaranteed interest rate of 4.5% per year.

                                          AMOUNT OF EACH MONTHLY PAYMENT
       MINIMUM FIXED PERIOD         PER $1,000 OF ADJUSTED ACCELERATED BENEFIT
-----------------------------       ------------------------------------------
    ATTAINED AGE     NUMBER                    CHOSEN         MINIMUM
     OF INSURED        OF                   FIXED PERIOD      MONTHLY
   ON OPTION DATE     YEARS                   OF YEARS        PAYMENT
-----------------------------       ------------------------------------------
    64 and under       10                        10            $10.28
       65 - 67          8                        9              11.19
       68 - 70          7                        8              12.34
       71 - 73          6                        7              13.81
       74 - 77          5                        6              15.77
       78 - 81          4                        5              18.53
       82 - 86          3                        4              22.68
     87 and over        2                        3              29.60
                                                 2              43.45
-----------------------------       ------------------------------------------

The fixed amount, if elected, will be as chosen by the Owner but may not exceed the monthly payment which would be payable for the minimum fixed period shown in the table above.

The Company reserves the right to require that the monthly payment under this Option not exceed a maximum amount. Such maximum amount will be at least $5,000. The Company further reserves the right to require that the single payment under this Option not exceed that which the Owner could elect to receive instead of such maximum amount of monthly payment.


                                                                 Page 3
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              ACCELERATED BENEFIT SETTLEMENT OPTION RIDER (Continued)

PAYMENT OF REMAINING VALUE: At the death of the Insured, the remaining value, if any, of the Option elected will be paid in one sum to the Beneficiary. If payments for 6 months or for a fixed period have been elected, the remaining value is the present value of any unpaid payments for the balance of the period. If payments of a fixed amount have been elected, the remaining value is the balance of the Adjusted Accelerated Benefit, with accrued interest to the date of death.

EFFECT ON POLICY BENEFITS, VALUES, LOAN AND CHARGES:
     (1) Before either Option becomes effective, this policy must be returned to the Company and, if applicable, exchanged for (a) or (b) or both:
          (a) a supplementary contract, which will set forth the terms and conditions of the Option elected, but only if monthly payments were so elected;
          (b) a changed policy, but only if the Selected Percentage is not 100% or if this policy provides insurance on persons other than the Insured.
     (2) If the Selected Percentage is not 100%: (a) those benefits which affect the Maximum Accelerated Benefit; (b) the values of such benefits; and (c) the policy indebtedness; under the changed policy will each be reduced by the Selected Percentage from those which apply to this policy. Insurance which does not affect the Maximum Accelerated Benefit will continued unchanged. Monthly charges for the changed policy will be for the reduced benefit amounts.
     (3) If the Selected Percentage is 100%, no further benefits on the life of the Insured will be provided under this policy or the changed policy, if any. Any insurance in force under this policy on the life of a person other than the Insured will be administered as it would be in the event of the Insured's death.

ADDITIONAL CONDITIONS: The Options granted by this rider are subject to the following conditions.
     (1) The Company reserves the right to require that the Selected Percentage of the death benefit be at least a minimum amount. Such minimum amount will not exceed $50,000.
     (2) If the Selected Percentage is not 100%, the Face Amount of the changed policy must be at least $50,000.
     (3) Neither Option under this rider is available if such Option would be required:
          (a)  by law to meet the claims of creditors; or
          (b) by a government agency in order to apply for, obtain or keep a government benefit or entitlement.
          This is so that the Owner can not be forced to deprive the Beneficiary of intended benefits.
     (4) If the selected percentage is not 100%, the Company may allow a signed request to suffice in lieu of requiring the return of this policy.

NONPARTICIPATING: The insurance provided by this rider will not share in the surplus earnings of the Company.

TERMINATION: This rider will immediately cease at the earliest of the exchange, termination, expiry or maturity of the policy. Upon written request by the Owner of the policy, this rider may be terminated at any time. This policy must be returned to the Company for adjustment.

Signed for the Company at Springfield, Illinois.




                                   Secretary


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